SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE Act of 1934

For the month of September, 2007.

ORIX Corporation

(Translation of Registrant’s Name into English)

Mita NN Bldg., 4-1-23 Shiba, Minato-Ku,

Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒    Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐        No  ☒

Table of Documents Filed

Page
1.	English press release entitled, “The Exercise of the Put Option to Sell Stake in Korea Life Insurance” made public on Wednesday, September 5, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: September 5, 2007	By	/s/ Haruyuki Urata
Haruyuki Urata
Director
Corporate Senior Vice President
ORIX Corporation

September 5, 2007

FOR IMMEDIATE RELEASE

Contact Information:

ORIX Corporation

Corporate Communications

Yui Takamatsu

Tel: +81-3-5419-5044

Fax: +81-3-5419-5901

E-mail: orixir@orix.co.jp

URL: www.orix.co.jp/index_e.htm

The Exercise of the Put Option to Sell Stake in Korea Life Insurance

TOKYO, Japan – September 5, 2007 – ORIX Corporation (TSE: 8591; NYSE: IX), a leading integrated financial services group, will exercise a put option to sell all of its 120,700,000 shares (a 17% stake) in Korea Life Insurance Co., Ltd. (herein referred to as “Korea Life”), which is held by an ORIX affiliate, by the end of September 2007.

Korea Life has, as a company accounted for under the equity method, steadily recognized equity in net income of affiliates and contributed to the earnings of the ORIX Group since its shares were acquired in December 2002. An agreement has now been reached between ORIX and the Hanwha Group of Korea for the sale of all of ORIX’s shares in Korea Life.

The sale of the shares will only have a slight impact on the forecast of ORIX’s consolidated financial results (based on US GAAP) for fiscal year ending March 31, 2008, and there is no change to the said forecast.

About ORIX

ORIX Corporation (TSE: 8591; NYSE: IX) is an integrated financial services group based in Tokyo, Japan, providing innovative value-added products and services to both corporate and retail customers. With operations in 26 countries and regions worldwide, ORIX’s activities include corporate financial services, such as leases and loans, as well as automobile operations, rental operations, real estate-related finance, real estate, life insurance, and investment banking. For more details, please visit our website at: www.orix.co.jp/grp/index_e.htm

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and those described under “Business Risk” of the securities report (yukashoken houkokusho) filed with the Director of the Kanto Local Finance Bureau.

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